

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 12, 2009

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

>   **RE: The Timken Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **File No. 1-01169**

Dear Mr. Griffith:

We have reviewed your response letter dated May 5, 2009 and have the following
additional comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Goodwill, page 33

1. In your letter dated April 9, 2009, you state you will expand your discussion of
    critical accounting policies and estimates to provide a description of your
    valuation methods with disclosure of the material assumptions, including the
    revenue growth rates and operating profit margin, as well as a sensitivity analysis
    related to these assumptions. In your May 5 letter, you state you do not believe
    this disclosure is required by the applicable accounting standards and you no
    longer intend to provide it. We have reviewed the disclosure in your Form 10-Q
    for the period ending March 31, 2009. We appreciate your efforts to find ways to
    enhance your goodwill impairment disclosures and understand the concerns you
    have noted regarding competitive disadvantages. However, the disclosure of the
    discount rate and market multiples is of limited use to an investor without an
    understanding of the material assumptions underlying your income approach and
    their sensitivity, as well as an understanding of how you weigh or consider these
    two methods. Given the materiality of goodwill and the $49 million goodwill
    impairment loss recorded in 2008, the recent changes in operating performance

and decline in market capitalization, and the fact these estimates and assumptions
are based on matters that are highly uncertain, please tell us how you have
considered the need for disclosure to address the following items:

- the extent to which, and how you used or considered the results of your two
  valuation methods,
- the need to provide quantitative as well as qualitative disclosure when
  quantitative information is reasonably available and will provide material
  information to investors, as discussed in FR 72,
- the need to analyze critical accounting estimates and assumptions for their
  specific sensitivity to change, based on other outcomes that are reasonably
  likely to occur and would have a material effect, as discussed in FR 72.

You may wish to refer to Section V of FR-72, "Commission Guidance Regarding
Management's Discussion and Analysis of Financial Condition and Results of
Operations" for guidance (available on our website at
http://www.sec.gov/rules/interp/33-8350.htm). Provide us with an example of the
disclosure you intend to provide in future filings.

2. In your letter dated April 9, 2009, you state you will provide the estimated fair
   value and the related carrying value of any reporting unit whose carrying value
   does not materially differ from its estimated fair value. In your letter dated May
   5, 2009, you appear to have reconsidered this and suggest you will limit
   disclosure to the requirements of paragraph 33 of SFAS 157. The disclosure
   requirements of paragraph 33 of SFAS 157 apply to reporting units with goodwill
   impairment since initial recognition and would not necessarily provide useful
   information to investors regarding other reporting units with carrying values not
   materially different from estimated fair value (i.e. reporting units with carrying
   value close to fair value but no impairment to date). The impairment testing of
   reporting units with limited headroom is particularly sensitive to estimates and
   assumptions, and such reporting units may be susceptible to changes that could
   materially impact your financial statements. Please tell us how you intend to
   provide investors with information to provide greater insight into the existence of
   reporting units with limited headroom and the quality and variability of the related
   fair value estimate.

Net Income (Loss) Attributable to Noncontrolling Interest, page 24

3. Please tell us and expand future disclosure to address the significant factors
   influencing the amount of loss attributable to noncontrolling interests and tell us
   the underlying reasons this loss exceeded net loss, resulting in net income
   attributable to The Timken Company.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief